POULTON & YORDAN
ATTORNEYS AT LAW

RICHARD T. LUDLOW

April 13, 2007

Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Pacific Health Care Organization, Inc.
Form 10-KSB/A for the Fiscal Year Ended December 31, 2005
Filed on May 17, 2002
File No.: 000-50009

Dear Mr. Rosenberg:

    At the request of the mangement of Pacific Health Care Organization, Inc. (the "Company") I am sending you this correspondence to correct several inconsistencies we have identified in the proposed "Note 5 - Income Taxes" to the financial statements included in our letter of April 3, 2007.  Following is the corrected Note 5.
NOTE 5 – INCOME TAXES

The Company accounts for corporate income taxes in accordance with Statement of Accounting Standards Number 109 (“SFAS No. 109”) “Accounting for Income Taxes.”  SFAS No. 109 requires an asset and liability approach for financial accounting and reporting for income tax purposes.

The tax provision (benefit) for the year-ended December 31, 2006 and the year ended December 31, 2005 consisted of the following:

	2006	2005
		(Restated)
Current:
Federal	$(17,948)	$23,216
State	1,700	17,596
Deferred
Federal	4,240	(17,070)
State	765	(2,550)
Total tax provision (benefit)	$(11,243)	$21,192

                                                                                                                    POULTON & YORDAN           TELEPHONE: 801-355-1341
                                                                                                 324 SOUTH 400 WEST, SUITE 250            FAX: 801-355-2990
                                                                                                    SALT LAKE CITY, UTAH 84101            POST@POULTON-YORDAN.COM

Mr. Jim Rosenberg
April 13, 2007

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.  The Company’s total deferred tax liabilities, deferred tax assets, and deferred tax asset valuation allowances at December 31, 2006 and December 31, 2005 are as follows:

Depreciation
Federal	$(1,060)	$(2,175)
State	(160)	(325)
Reserve for bad debts
Federal	6,770	12,890
State	1,030	1,930
Vacation Accrual
Federal	6,135	6,355
State	915	945
Charitable contribution	985	-
Deferred tax assets	$14,615	$19,620

The reconciliation of income tax computed at statutory rates of income tax benefits is as follows:

Expense at federal statutory rate	$(26,043)	$5,410
State tax effects	1,700	23,575
Non deductible expenses	12,335	18,800
Taxable temporary differences	2,100	17,505
Deductible temporary differences	(6,340)	(435)
Change in deferred tax asset valuation	5,005	(19,620)
Income tax provision (benefit)	$(11,243)	$45,235

The Company recognized a total of $45,235 in income tax expense for the year ended December 31, 2005.  This amount was comprised of $21,485 for the year ended December 31, 2005 and a total of $23,750 for the prior years of 2002, 2003 and 2004.  The Company failed to file tax returns for the prior years and was unaware that the state of California had suspended NOL carryforwards for those years.  There was no federal income tax recognized for those years.  The Company deemed this appropriate treatment since the state tax expense was not material for the years the tax was incurred.

As a result of these changes, we have also revised the discussion of tax expense included in the Management’s Discussion and Analysis to eliminate inconsistencies.

Mr. Jim Rosenberg
April 13, 2007

 Thank you for your assistance in this matter.  If you have any questions or require additional information, please contact me directly.

Very truly yours,

POULTON & YORDAN

Richard T. Ludlow
Attorney at Law